UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
AgWiki, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> May 1, 2015

Physical address of issuer
19 North Main, Suite B , Perryville, MO 63775

Website of issuer
https://agwiki.com

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,157.24	$917.58
Cash & Cash Equivalents	$1,157.24	$917.58
Accounts Receivable	$0.00	$0.00
Short-term Debt	$223,350.47	$208,850.47
Long-term Debt	$79,380.66	$61,366.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$559.65	$0.00
Net Income	-$13,846.24	-$19,897.91

April 16, 2024

FORM C-AR

AgWiki, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by AgWiki, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://agwiki.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

AgWiki, Inc. (the "Company") is a Delaware Corporation, formed on May 1, 2015.

The Company is located at 19 North Main, Suite B , Perryville, MO 63775 .

The Company's website is https://agwiki.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

AgWiki has created a helpful and easy-to-use knowledge-sharing platform to connect food producers and provide life-saving information across the globe. At this time AgWiki is still per-revenue at this time. We have a plan for the future in which we are generating revenue using these models. User fees: Varied by region and usage Starting at $5/month, maxing out at $200/month Partnerships: Selling ad space on AgWiki Working with organizations that will sponsor various AgWiki Group pages Online classes: Collaborating with agronomic educators and institutions to provide courses in various subject matters (e.g., water preservation, soil health, sustainable production methods) Users receive certification for classes taken

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk.
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the

information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the agricultural technology industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Class A Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on

favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.
All of our current services are variants on one type of service, providing a platform for global online agricultural collaboration. Our revenues are therefore dependent upon the market for such services.

Some of our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release certain features of the product would be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights.

The Class A Common Stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the Vice Chairman and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company.

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than they currently are. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits.
AgWiki, Inc. was formed on May 1, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.
The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. The Company owns certain trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable.
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may negatively impact the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights

are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the Company's services or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any

disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

AgWiki has created a helpful and easy-to-use knowledge-sharing platform to connect food producers and provide life-saving information across the globe. At this time AgWiki is still per-revenue at this time. We have a plan for the future in which we are generating revenue using these models. User fees: Varied by region and usage Starting at $5/month, maxing out at $200/month Partnerships: Selling ad space on AgWiki Working with organizations that will sponsor various AgWiki Group pages Online classes: Collaborating with agronomic educators and institutions to provide courses in various subject matters (e.g., water preservation, soil health, sustainable production methods) Users receive certification for classes taken

Business Plan

AgWiki is a website with a global audience where those interested in producing food can learn, provide, and discuss the numerous challenges of producing safe, abundant, sustainable, and nutritious food supply. AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long- term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition. The business model for the company is based on generating revenue from user fees of varying levels and advertising, as well as marketing trending and research data to interested parties. AgWiki.com currently exists online as a product that offers some, but not all, tools that will ultimately be available to users. The site is well beyond the "minimal viable product" stage, though it lacks some functionality that needs to be built or completed in order to offer tools that will be valued by many in agriculture.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

We are advancing the coding / technology tools that provide users a website that is more responsive to the needs of the users. One of our main advancements in 2022 has been the adding much more educational content for the users to learn from.

Our content and services are used via our online website (AgWiki.com)

Competition

The Company's primary competitors are Social media, such as Facebook, LinkedIn and other Agriculture media companies.

The farming and overall agricultural industry is vast and complex. There are significant challenges that must be addressed in the area of soil health, climate change, and sustainability. Technology has moved in a direction that allows son1e crop and livestock producers to utilize data and research to dramatically alter the environmental impact of all food that is produced. At the same time, how we grow our food is more important to consumers than ever before. Finally, there are millions of subsistence farmers growing enough food for their families only. Regardless of the production practice or the size and scope of a farmer or rancher, the sharing of information and adapting to new information is crucial to the success of all those that produce food. Major corporations, in Europe and the United States, have created new entities that help farmers learn more about their individual farms or ranches down to the square meter of soil or individual dairy cow or other farm animals. Within some of these new companies, there are communities and networks of food producers, but generally, they are geographically and demographically similar with very similar farm practices. A Group· that exists on AgWiki is dedicated to Climate Change, another is Sustainable Farming, and yet another is about producing and marketing food during and after a pandemic. There is not an online platform that provides tools to agriculturalists that will compete directly with AgWiki as a finalized product. Small pieces of AgWiki exist within other social media products including Linkedln and Facebook, though those products lack focus on specific issues and do not offer expertise from researchers and agronomists from all around the globe. AgWiki is a place for all those that grow any amount of food or fiber to engage with experts on controlling insects in their garden or managing the health of the soil in a field that drains into a local water source or stream.

Supply Chain and Customer Base

All of our services are variants on one type of service, providing a platform for global online agriculture collaboration.

AgWiki is an online platform where farmers, and agriculturists, ranchers (and those in the food industry) all over the world connect and build relationships with one another.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5224061	Service	Service Mark	January 6, 2016	June 13, 2017	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 19 North Main, Suite B, Perryville, MO 63775

The Company conducts business in Missouri.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.
Name

John LaRose Sr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board / CFO 2015-Present

Name

John LaRose Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice Chairman of the Board / President 2015-Present

Name

Randy Krotz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2018-Present

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John LaRose Sr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board / CFO 2015-Present

Name

John LaRose Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice Chairman of the Board / President 2015-Present

Name

Randy Krotz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2018-Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	2,649,652
Voting Rights	Voting Proxy. Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (1) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Other
Name of creditor	Mr. John M. LaRose Sr
Amount outstanding	$71,350.00
Interest rate and payment schedule	4%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	From December 29, 2015, through May 2, 2016, the company entered into 3 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on-demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $71,350.

Type of debt	Other
Name of creditor	Mr. John M. LaRose Sr.
Amount outstanding	$99,500.00
Interest rate and payment schedule	8.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	From June 1, 2016, through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on-demand 4 years after the issuance date of each loan agreement, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of

	$99,500.

Type of debt	Other
Name of creditor	Mr. John M. LaRose Sr.
Amount outstanding	$5,000.00
Interest rate and payment schedule	6.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 9, 2021
Other material terms	On December 9, 2020, the company received a personal loan from founder John M. LaRose Dr. in the amount of $5,000. The loan carries an interest rate of 6% and shall be charged and added to any unpaid balance of the principal or interest. The loan matures within 12 months of its issuance date.

Type of debt	Other
Name of creditor	Mr. John M. La Rose Sr.
Amount outstanding	$14,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	From March 3 through July 28, 2020, the company entered into 5 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $14,000. The loans bear an interest rate of 8% per annum and repayment of loans is on demand 4 years after the date of loan contract. Interest due annually, and if not paid, interest shall become part of principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $14,000.

The total amount of outstanding debt of the company is $189,850.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,649,652	$121,853.39	StartEngine platform fees, Marketing, Research, and Development	December 23, 2020	Regulation CF
Common Stock	0	$0.00	Raise was not successful	December 21, 2021	Regulation CF

Ownership

The Company is owned by John LaRose Sr. and John LaRose Jr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
John LaRose Sr.	48.0%
John LaRose Jr.	48.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

In 2020, AgWiki partnered with Start Engine on a crowdfunding initiative to raise $1M. These funds were to be utilized to make critical improvements to the AgWiki website and its day-to-day functionality. Early in our campaign, we were confronted with two unforeseen challenges. Facebook, our premier social media tool for crowdfunding, initiated changes in specific targeting options and ad controls, restricting our opportunity to target specific individuals who had clicked on our advertising pages. Facebook was our essential tool when the campaign started in December 2020; shortly after that, we were no longer successful using the tool. Our raise concluded at $125K and 245 investors. Unfortunately, by not meeting our funding milestone, we have been limited in expanding our business and driving new users to our website.

In the first quarter of 2024, a substantial modification was made to the on-boarding process for AgWiki to make it a more simplified process. Important information from each user will be gathered as their utilization of the AgWiki website expands. We hope heightened traffic on AgWiki will generate income from advertising and ultimately paid membership based on the tools utilized. Additionally, sharing content across multiple social media platforms and related websites will drive traffic back to AgWiki.com.

Liquidity and Capital Resources

On December 23, 2020, the Company conducted an offering pursuant to Regulation CF and raised $121,853.39.

On December 21, 2021, the Company conducted an offering pursuant to Regulation CF and raised $0.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Mr. John M. LaRose Sr
Relationship to the Company	Founder
Total amount of money involved	$71,350.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Nature / amount of interest in the transaction: From December 29, 2015, through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. Material Terms: The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $71,350.

Related Person/Entity	Mr. John LaRose Sr.
Relationship to the Company	Founder
Total amount of money involved	$99,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Nature / amount of interest in the transaction: From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. Material Terms: The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $99,500.
Related Person/Entity	Mr. Randy P. Krotz
Relationship to the Company	Officer
Total amount of money involved	$9,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Nature / amount of interest in the transaction: During 2019, the company paid $9,000 to its CEO, Mr. Randy P. Krotz for covering the expenses of his home office and other expenses. There were no agreements in place.

Related Person/Entity	John M. LaRose Sr.
Relationship to the Company	Founder
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Nature / amount of interest in the transaction: On December 9, 2020, the company received a personal loan from founder John M. LaRose Dr. in the amount of $5,000 Material Terms: The loan carries an interest rate of 6% and shall be charged and added to any unpaid balance of the principal or interest. The loan matures within 12 months of its issuance date.
Related Person/Entity	John M. La Rose Sr.
Relationship to the Company	Founder
Total amount of money involved	$14,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Nature / amount of interest in the transaction: From March 3 through July 28, 2020, the company entered into 5 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $14,000. The loans bear an interest rate of 8% per annum and repayment of loans is on demand 4 years after the date of loan contract. Material Terms: Interest due annually, and if not paid, interest shall become part of principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $14,000

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John LaRose Jr.
_____
(Signature) John LaRose Jr

John LaRose Jr.
_____
(Name) John LaRose Jr

Vice Chairman of the Board / President
_____
(Title) President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/John LaRose Jr.
_____
(Signature) John LaRose Jr

John LaRose Jr.
_____
(Name) John LaRose Jr

Vice Chairman of the Board / President
_____
(Title) President

_____
(Date) 4-24-2024

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

AGWIKI, Inc.
Profit & Loss Prev Year Comparison
January through December 2023

	Jan - Dec 23	Jan - Dec 22
Ordinary Income/Expense		
Expense		
50000 · Corporate Taxes		
Delaware Annual Franchise Tax	539.00	0.00
MO Annual Franchise Tax	20.65	0.00
Total 50000 · Corporate Taxes	559.65	0.00
60002 · Payroll Expenses		
Web Contributors	900.00	1,271.00
Web Marketing		
Marketing Director	1,200.00	1,800.00
Total Web Marketing	1,200.00	1,800.00
Web Product Development		
Product Development Director	1,200.00	1,800.00
Total Web Product Development	1,200.00	1,800.00
Total 60002 · Payroll Expenses	3,300.00	4,871.00
60003 · P-Employee With. FICA	0.00	0.00
60004 · P-Employer/Employee SS-MC Tax	0.00	459.00
60005 · TX-Federal Corp Unemploy 940 Tx	0.00	42.00
60006 · P-MO Unemployment Tax	0.00	100.00
70000 · Dues and Subscriptions	225.00	414.99
70001 · Supplies	39.99	228.85
70002 · Advertising and Promotion	24.00	494.88
70006 · Travel Expense		
Food and Entertainment	0.00	46.92
Fuel	96.34	44.29
Hotel	113.02	0.00
70006 · Travel Expense - Other	0.00	100.00
Total 70006 · Travel Expense	209.36	191.21
70010 · License, Permits & Patents	149.00	853.25
70016 · Interest Expense	55.07	0.00
80000 · Internet		
Marketing		
Facebook-Menlo Park-STARTENGINE	0.00	193.60
Internet Marketing Linkedin	999.90	0.00
LinkedIn-FUNDIFY	199.98	699.93
QR-Code-Generator.com	83.88	0.00
Total Marketing	1,283.76	893.53
Web Code Hosting		
Github	0.00	308.00
Hover Hover	36.34	86.35
Yahoo Small Business	0.00	152.75
Total Web Code Hosting	36.34	547.10
Web Email Hosting		
Google	1,088.24	1,011.99
Total Web Email Hosting	1,088.24	1,011.99
Web Hosting		
ASANA	0.00	134.90
Blayzer	1,200.00	1,200.00
PayPal *Guteurls	90.73	89.59
Sendgrid	1,079.40	1,079.40
Slack	322.52	240.39
Total Web Hosting	2,692.65	2,744.28

AGWIKI, Inc.
Profit & Loss Prev Year Comparison
January through December 2023

	Jan - Dec 23	Jan - Dec 22
Web Servers		
Amazon	574.60	574.76
Blayzer	1,800.00	3,550.00
Total Web Servers	2,374.60	4,124.76
Total 80000 · Internet	7,475.59	9,321.66
80005 · Outside Service Education App	374.33	0.00
80009 · Outside Service Consultant	0.00	10.00
80010 · Outside Service. Legal	1,325.00	792.50
80012 · Outside Service-FUNDIFY		
Advertisement	0.00	82.57
CPA	0.00	2,000.00
Total 80012 · Outside Service-FUNDIFY	0.00	2,082.57
80015 · Bank Service Charges	109.25	36.00
Total Expense	13,846.24	19,897.91
Net Ordinary Income	-13,846.24	-19,897.91
Net Income	**-13,846.24**	**-19,897.91**

AGWIKI, Inc.
Balance Sheet Prev Year Comparison
As of December 31, 2023

	Dec 31, 23	Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
10001 · Business Checking	1,157.24	503.48
Total Checking/Savings	1,157.24	503.48
Total Current Assets	1,157.24	503.48
TOTAL ASSETS	**1,157.24**	**503.48**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
20001 · Operating Loan	223,350.47	208,850.47
20002 · Interest Loan / Loans Made 2015	26,213.54	22,469.84
20003 · Interest Loan / Loans Made 2016	1,709.43	1,426.92
20004 · Interest Loan / Loans Made 2017	10,688.45	8,394.11
20005 · Interest Loan / Loans Made 2018	15,205.04	11,411.24
20006 · Interest Loan / Loans Made 2019	13,925.69	9,234.10
20007 · Interest Loan / Loans Made 2020	8,470.85	4,968.27
20008 · Interest Loan / Loans Made 2021	1,266.79	614.95
20009 · Interest Loan / Loans Made 2022	1,900.87	0.00
60001 · Payroll Liabilities	2,847.30	2,847.30
Total Other Current Liabilities	305,578.43	270,217.20
Total Current Liabilities	305,578.43	270,217.20
Total Liabilities	305,578.43	270,217.20
Equity		
Opening Balance Equity	-79,380.66	-58,519.43
10002 · Retained Earnings	-211,194.29	-191,296.38
Net Income	-13,846.24	-19,897.91
Total Equity	-304,421.19	-269,713.72
TOTAL LIABILITIES & EQUITY	**1,157.24**	**503.48**